FINANCIAL SUMMARY

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                     FY2007
                     (April 1, 2006 through March 31, 2007)


        English translation from the original Japanese-language document














                            TOYOTA MOTOR CORPORATION

Cautionary Statement with Respect to Forward-Looking Statements

     This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;
(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates;
(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

     A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

                       ----------------------------------

     This report contains summarized and condensed financial statements prepared in accordance with accounting principles generally accepted in the United States of America. Certain prior year amounts have been reclassified to conform to the presentations for the year ended March 31, 2007.

                    BUSINESS RESULTS AND FINANCIAL POSITION

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


   1.   Summary of Consolidated Financial Results for FY2007

   (1) Financial Results

       During FY2007, the Japanese economy experienced some weakness in personal consumption, but corporate revenues were in better shape and capital expenditure increased, resulting in a continuation of prolonged economic growth. Overseas, economic conditions remained steady overall, with stability in both capital expenditure and personal consumption in the United States, and acceleration in the pace of recovery in the European economy, while in Asia, the Chinese economy showed continued strong growth.
       Under these conditions, consolidated vehicle sales in Japan and overseas increased by 550 thousand units, or 6.9%, to 8,524 thousand units in FY2007 compared with FY2006 (April 1, 2005 through March 31, 2006), marking a record high. Vehicle sales in Japan in FY2007 decreased by 91 thousand units, or 3.9%, to 2,273 thousand units compared with FY2006 under the declined market in Japan compared to FY2006. With the efforts of dealers nationwide, however, Toyota and Lexus' market share excluding mini-vehicles was 45.8%, and its market share (including Daihatsu and Hino) including mini-vehicles was 41.5%, each representing a record high. Meanwhile, overseas vehicle sales in FY2007 increased significantly by 641 thousand units, or 11.4%, to 6,251 thousand units, compared with FY2006, because of sales expansion in North America, Europe and other regions.
       As for the results of operations, net revenues increased by 2,911.1 billion yen, or 13.8%, to 23,948.0 billion yen in FY2007 compared with FY2006, and operating income increased by 360.3 billion yen, or 19.2%, to 2,238.6 billion yen in FY2007 compared with FY2006. Among the factors contributing to the increase in operating income totaling 720.0 billion yen, were the effects of marketing efforts of 330.0 billion yen, changes in exchange rates of 290.0 billion yen, and cost reduction efforts of 100.0 billion yen. On the other hand, factors resulting in the decrease in operating income primarily included an increase in expenses of 359.7 billion yen. Income before income taxes, minority interest and equity in earnings of affiliated companies increased by 295.2 billion yen, or 14.1%, to 2,382.5 billion yen in FY2007 compared with FY2006. Net income increased by 271.9 billion yen, or 19.8%, to 1,644.0 billion yen in FY2007 compared with FY2006.

                                 Consolidated 1

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


   (2) Cash Flows

       Cash flows from operating activities resulted in an increase in cash by 3,238.1 billion yen in FY2007, mainly due to the net income of 1,644.0 billion yen. Net cash provided by operating activities increased by 722.7 billion yen from 2,515.4 billion yen in FY2006. Cash flows from investing activities resulted in a decrease in cash by 3,814.3 billion yen in FY2007, mainly due to the additions to finance receivables of 7,343.4 billion yen. Net cash used in investing activities increased by 438.8 billion yen from 3,375.5 billion yen in FY2006. Cash flows from financing activities resulted in an increase in cash by 881.7 billion yen in FY2007. Net cash provided by financing activities increased by 4.8 billion yen from 876.9 billion yen in FY2006. After consideration of the effect of changes in exchange rates, cash and cash equivalents increased by 331.0 billion yen, or 21.1%, to 1,900.3 billion yen at the end of FY2007 compared with the end of FY2006.
      Regarding the consolidated cash flows by segment for FY2007, in non-financial services business, net cash provided by operating activities was 2,612.0 billion yen, net cash used in investing activities was 1,608.6 billion yen and net cash used in financing activities was 728.7 billion yen. Meanwhile, in the financial services business, net cash provided by operating activities was 790.2 billion yen, net cash used in investing activities was 2,324.0 billion yen and net cash provided by financing activities was 1,564.6 billion yen.

   2. Consolidated Financial Results for FY2007 by Segment

   (1) Segment Operating Results

       Automotive:
                Net revenues for the automotive operations increased by 2,589.9 billion yen, or 13.4%, to 21,928.0 billion yen in FY2007 compared with FY2006, and operating income increased by 344.8 billion yen, or 20.4%, to 2,038.8 billion yen in FY2007 compared with FY2006. The increase in operating income was mainly due to increases in both production volume and vehicle units sold, the effects of changes in exchange rates and cost reduction efforts, partially offset by an increase in expenses.

       Financial services:
                Net revenues for the financial services operations increased by
        303.6 billion yen, or 30.5%, to 1,300.5 billion yen in FY2007 compared with FY2006, and operating income increased by 2.7 billion yen, or 1.7%, to 158.5 billion yen in FY2007 compared with FY2006. The increase in operating income was mainly due to a steady increase in financing volume, despite the valuation losses on interest rate swaps stated at fair value by sales finance subsidiaries in North America in accordance with the Statement of Financial Accounting Standards (FAS) No. 133 (as amended by several guidance including FAS No.138).

       All other:
                Net revenues for all other businesses increased by 133.4 billion yen, or 11.2%, to 1,323.7 billion yen in FY2007 compared with FY2006, and operating income was 39.6 billion yen in FY2007, remaining at the same level as in FY2006.

                                 Consolidated 2

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


   (2) Geographic Information

       Japan:
                Net revenues in Japan increased by 1,703.8 billion yen, or 13.0%, to 14,815.3 billion yen in FY2007 compared with FY2006, and operating income increased by 381.3 billion yen, or 35.4%, to 1,457.2 billion yen in FY2007 compared with FY2006. The increase in operating income was mainly due to the effects of changes in exchange rates, an increase in production volume, and the effects of cost reduction efforts, partially offset by an increase in expenses.

       North America:
                Net revenues in North America increased by 1,341.8 billion yen, or 17.5%, to 9,029.7 billion yen in FY2007 compared with FY2006, while operating income decreased by 46.0 billion yen, or 9.3%, to 449.6 billion yen in FY2007 compared with FY2006. The decrease in operating income was mainly due to the result of temporary expenses with the start up of the Texas plant, as well as the recording of valuation losses on interest rate swaps stated at fair value by sales finance subsidiaries in accordance with the Statement of Financial Accounting Standards (FAS) No. 133 (as amended by several guidance including FAS No.138).

       Europe:
                Net revenues in Europe increased by 814.7 billion yen, or 29.9%, to 3,542.1 billion yen in FY2007 compared with FY2006, and operating income increased by 43.4 billion yen, or 46.2%, to 137.3 billion yen in FY2007 compared with FY2006. The increase in operating income was mainly due to increases in both production volume and vehicle units sold and the effects of cost reduction efforts.

       Asia:
                Net revenues in Asia increased by 182.8 billion yen, or 8.9%, to 2,225.6 billion yen in the FY2007 compared with FY2006, while operating income decreased by 27.9 billion yen, or 19.2%, to 117.6 billion yen in the FY2007 compared with FY2006. The decrease in operating income was mainly due to decreases in both production volume and vehicle units sold.

       Other:
                Net revenues in other markets increased by 321.0 billion yen, or
        20.0 %, to 1,922.7 billion yen in FY2007 compared with FY2006, and operating income increased by 16.3 billion yen, or 24.3%, to 83.5 billion yen in FY2007 compared with FY2006. The increase in operating income was mainly due to increases in both production volume and vehicle units sold.

                                 Consolidated 3

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


3. Basic Policy on the Distribution of Profits and the Distribution of Profits for FY2007
          Toyota Motor Corporation ("TMC") deems the benefit of its shareholders as one of its priority management policies and continuously strives to increase per-share earnings, through aggressively promoting its business while improving and strengthening its corporate foundations. With respect to the payment of dividends, TMC seeks to enhance the distribution of profits by striving to raise the consolidated dividend payout ratio, with the aim of increasing it to 30% over the medium- to long-term, while giving due consideration to factors such as the business results of each term and new investment plans. Furthermore, TMC repurchases its own shares to improve capital efficiency and responds appropriately to changes in the business environment.
          As TMC anticipates the continued growth of worldwide automotive markets, TMC will utilize its internal funds to invest in improvement of product performance and development of next-generation technologies to achieve future growth, to develop production and sales networks in both domestic and overseas markets for further expansion of its global business and to expand into new business areas, while securing a solid management foundation.
          As for dividends, in addition to the increase in interim dividends declared in November 2006 by 15 yen per share to 50 yen per share, TMC plans to increase the year-end dividends by 15 yen per share to 70 yen per share. As a result, on an annual basis, the dividends will be 120 yen per share, which is 30 yen higher than in the previous year, and the consolidated dividend payout ratio for FY2007 would be 23.4%.
          TMC pays dividends twice a year -- an interim dividend and a year-end dividend --, and in order to secure an opportunity to directly seek shareholders' opinions, TMC will treat payments of year-end dividends as a matter to be resolved at TMC's 103rd ordinary general shareholders' meeting, even though TMC's articles of incorporation stipulate that retained earnings can be distributed as dividends pursuant to the resolution of the board of directors.
          Also, in accordance with the policy mentioned above, TMC repurchased 44 million of its own shares during FY2007 at an aggregate cost of 299.5 billion yen (excluding fractional shares repurchased in accordance with shareholders' requests to purchase).

                                 Consolidated 4

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


4.   Forecast of Financial Results for FY2008

          Although we expect overall growth of the world economy to continue, we face a variety of unstable elements in the future business environment, including concerns about the future of the American economy, changes in the pace of growth of the Chinese economy, and movement in oil prices. The Japanese economy is experiencing a moderate expansion, but there are concerns that rapid fluctuations in exchange rates and continuing high prices for raw materials may have an adverse impact on corporate revenue, which is the driving force of the current economy. In the automobile industry, emerging markets which are expected to continue to grow, competition among leading global and regional auto makers is becoming increasingly fierce. In addition, environmental regulations are being strengthen throughout the world and environmental awareness is on the rise, leading to intense global competition in the development of technologies and the introduction of new products.
          Under these circumstances, current forecast of consolidated financial results for the next fiscal year ending March 2008 is set forth below. This forecast assumes average exchange rates through the fiscal year of 115 yen per US$1 and 150 yen per 1 euro.


     Forecast of consolidated results for FY2008

     Net revenues                     25,000.0 billion yen
                                      (an increase of 4.4% compared with FY2007)
     Operating income                 2,250.0 billion yen
                                      (an increase of 0.5% compared with FY2007)
     Income before income taxes,      2,400.0 billion yen
       minority interest and equity (an increase of 0.7% compared with FY2007) in earnings of affiliated companies
     Net income                       1,650.0 billion yen
                                      (an increase of 0.4% compared with FY2007)


          These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.
          When using forecast of financial results, please refer to the Cautionary Statement with Respect to Forward-Looking Statements in the Financial Summary on the inside cover.

                                 Consolidated 5

                        OVERVIEW OF ASSOCIATED COMPANIES

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


     Toyota Motor Corporation ("TMC") and its associated companies (522 consolidated subsidiaries and 222 affiliates as of March 31, 2007) are engaged mainly in the automotive industry and also in the financial services and other businesses.
     The following three business segments are segmented on the basis as stated under the "Segment Information" according to the business category.
Automotive:
     This business involves the design, manufacturing and distribution of sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. Automobiles are manufactured mainly by TMC, Hino Motors, Ltd., and Daihatsu Motor Co., Ltd., but a portion of manufacturing is consigned to Toyota Auto Body Co., Ltd. and others. Automobiles are also manufactured by Toyota Motor Manufacturing, Kentucky, Inc. and other overseas companies. Automobile parts are manufactured by TMC, Denso Corporation and others. These products are sold through Tokyo ToyoPet Motor Sales Co., Ltd. and other dealers and to certain large customers, directly by TMC. Overseas, sales are made through Toyota Motor Sales, U.S.A., Inc. and other distributors and dealers. In addition, Volkswagen vehicles are sold through TMC and some dealers in Japan.
Financial Services:
     This business involves the provision of financing to support the sales of automobiles and other products manufactured by TMC and its associated companies and also covers the leasing of automobiles and equipment. Toyota Finance Corporation in Japan, Toyota Motor Credit Corporation and other overseas associated companies provide sales financing for TMC's products and the products of its associated companies.
All other:
     Other business includes the design, manufacturing and sale of housing, telecommunications and other businesses. Housing is manufactured mainly by TMC and sold through Toyota Housing Corporation and housing dealers in Japan.



                                        * Consolidated subsidiaries,  ** Companies accounted for under the equity method

     ------------------------------------------------------------------------------------------------
-----|                                   Toyota Motor Corporation                                   |   -------> Flow of products
|    ------------------------------------------------------------------------------------------------   -------> Flow of services
|                            | ^                 | ^                 |   ^                      | ^
|                            | |                 v |                 |   |                      | |
|                            | |    -------------------------------  |   |                      | |
|                            | |    |     *Hino Motors, Ltd.      |--|   |                      | |
|                            | |    |  *Daihatsu Motor Co., Ltd.  |  |   |                      | |
|                            | |    -------------------------------  |   |                      | |
|                            v |                   ^                 |   |                      v |
|  Manufacturing companies in Japan                |                 |   |      Manufacturing companies overseas
| -----------------------------------------------------------------  |   |      -----------------------------------------------
| | *Toyota Motor Kyushu, Inc.        *Toyota Motor Hokkaido, Inc.|  |   |      | *Toyota Motor Manufacturing, Kentucky, Inc. |
| | *Toyota Auto Body Co., Ltd.       *Kanto Auto Works, Ltd.     |  |   |      | *Toyota Motor Manufacturing, Indiana, Inc.  |
| | **Toyota Industries Corporation   **Aichi Steel Corporation   |  |   |      | *Toyota Motor Manufacturing Canada Inc.     |
| | **JTEKT Corporation               **Aisin Seiki Co., Ltd.     |  |   |      | *Toyota Motor Manufacturing (UK) Ltd.       |
| | **Denso Corporation               **Toyoda Gosei Co., Ltd.    |  |   |      | *Toyota Motor Thailand Co., Ltd.            |
| | **Toyota Boshoku Corporation      **Aisin AW Co., Ltd. etc.   |  |   |      | *Toyota Motor Corporation Australia Ltd.    |
| |                                                               |  |   |      | *PT Astra Daihatsu Motor                    |
| |                                                               |  |   |      | **New United Motor Manufacturing, Inc. etc. |
| ----------------------------------------------------------------   |   |      |---------------------------------------------|
|                                                                    |   |--------------------------------|  |
|                                                                    |                                    |  |
|                                         --------------------------------------------------------------- |  |
|                                         |                                                             | |  |
|  Dealers in Japan                       v                                      Distributors overseas  v |  v
|  ---------------------------------------------------------------              -----------------------------------------------
|  | *Tokyo Toyota Motor Co., Ltd.                                |             | *Toyota Motor Sales, U.S.A., Inc.           |
|  | *Tokyo ToyoPet Motor Sales Co.,                              |             | *Toyota Deutschland GmbH.                   |
|  | *Osaka Toyota Motor Co., Ltd. *Toyota Tokyo Corolla Co., Ltd.|             | *Toyota (GB) PLC                            |
|  | *Tokyo Hino Motors, Ltd.                                     |             | *Hino Motor Sales (Thailand) Ltd.           |
|  | *Hyogo Daihatsu Hanbai Co., Ltd. etc.                        |             | *Daihatsu Deutschland GmbH. etc.            |
|  ---------------------------------------------------------------              |----------------------------------------------
|        |                                         ^                              ^                         |
|        |                 Financial companies     |                              |                         |
|        |                 ----------------------------------------------------------                       v
|        |                 |  * Toyota Finance Corporation                          |         ---------------------------------
|        |                 |  * Toyota Motor Credit Corporation etc.                | ------->|       Dealers overseas        |
|        |                 ----------------------------------------------------------         ---------------------------------
|        |                                         |                                                        |
|        v                                         v                                                        v
|     -------------------------------------------------------------------------------------------------------------------------|
----->|                                                 Customers                                                              |
      -------------------------------------------------------------------------------------------------------------------------


     Other major companies include Toyota Motor North America, Inc., which deals with public relations and research activities in North America, Toyota Motor Engineering & Manufacturing North America, Inc., which carries out research and development and controls manufacturing companies in North America, Toyota Motor Europe NV/SA, which controls manufacturing and sales companies and deals with public relations and research activities in Europe, and Toyota Financial Services Corporation, which controls the management of financial companies.

                                 Consolidated 6

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


Note 1: Osaka Toyopet Co., Ltd. changed its trade name to Osaka Toyota Motor Co., Ltd. on August 8, 2006.
Note 2: Toyota Motor Manufacturing, North America, Inc. changed its trade name to Toyota Motor Engineering & Manufacturing North America, Inc. on April 1, 2006.

[Overview of Changes in Major Associated Companies]

For FY2007, the change in our major associated companies is as follows:

(Change in major associated companies)
     Companies excluded from consolidated accounting: Toyota Motor North America, Inc.

     Toyota Motor North America, Inc., which was a consolidated subsidiary of TMC as of March 31, 2006, merged into Toyota Technical Center USA, Inc., which is also a consolidated subsidiary of TMC, as of April.
     Also, Toyota Technical Center USA, Inc. changed its trade name to Toyota Motor North America, Inc. as of the effective date of the merger.

                                 Consolidated 7

                               MANAGEMENT POLICY

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


1.   Toyota's Basic Management Policy

     Toyota Motor Corporation ("TMC") holds up the "Guiding Principles at Toyota Motor Corporation" as its basic management policy and believes that efforts to achieve the goals set forth in the principles will lead to an increase in corporate value. The "Guiding Principles at Toyota Motor Corporation" are as follows:

     (1) Honor the language and spirit of the law of every nation and undertake open and fair corporate activities to be a good corporate citizen of the world.
     (2) Respect the culture and customs of every nation and contribute to economic and social development through corporate activities in the communities.
     (3) Dedicate ourselves to providing clean and safe products and to enhancing the quality of life everywhere through all our activities.
     (4) Create and develop advanced technologies and provide outstanding products and services that fulfill the needs of customers worldwide.
     (5) Foster a corporate culture that enhances individual creativity and teamwork value, while honoring mutual trust and respect between labor and management.
     (6) Pursue growth in harmony with the global community through innovative management.
     (7) Work with business partners in research and creation to achieve stable, long-term growth and mutual benefits, while keeping ourselves open to new partnerships.

2.   Medium- and Long-term Management Strategy

     To put in place a solid foundation while continuing to achieve further growth, the Toyota Group will make combined efforts to address the following agenda.
     First, one short-term issue is the stimulation of the Japanese market through the introduction of market-creating products that anticipate customer needs and the implementation of demand-generating strategies with a sense of speed that will promote stronger interest in automobiles. Overseas, on the other hand, we will make every effort to ensure the smooth start up of our new plants in the United States (Mississippi), Canada, Russia, and China, and through further development of the foundation of production, purchasing, and sales structures, promote corporate activities that are rooted in the local regions.
     Medium- to long-term issues include the development and commercialization of innovative new technologies related to the environment, safety, and energy, which lead to the realization of the ultimate automobile manufacturing that is beneficial to people, society, and the earth. Next, we will implement global quality improvements in local procurement, one of Toyota's strengths, to maintain and enhance the world's leading level of quality and raise cost competitiveness, thus supporting high-quality and sustainable growth. In addition, Toyota fulfills its social responsibilities by carrying out corporate social responsibility (CSR) activities through philanthropic activities undertaken from a global perspective and thorough corporate ethics including full compliance with applicable laws and regulations. Based on the belief that the development of human resources is fundamental to corporate competitiveness, Toyota is engaged in the training of highly-creative personnel that will pass on Toyota's manufacturing technologies, skills and values to the next generation.
     By addressing these agenda, Toyota is working to enhance its corporate value as a company with energy and dignity and maintain growth in harmony with society rooted in "manufacturing" over the 21st century.

                                 Consolidated 8

                        CONSOLIDATED PRODUCTION AND SALES

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


1.   Production
                                                                         (Units)
--------------------------------------------------------------------------------
                                   FY2006             FY2007
                                (April 2005        (April 2006
                                  through             through         Increase
                                March 2006)         March 2007)      (Decrease)
--------------------------------------------------------------------------------
          Japan                   4,684,956           5,100,823         415,867
          ----------------------------------------------------------------------
             North America        1,201,459           1,204,676           3,217
          ----------------------------------------------------------------------
             Europe                 622,552             709,263          86,711
Vehicles  ----------------------------------------------------------------------
  (new)      Asia                   835,669             754,960         (80,709)
          ----------------------------------------------------------------------
             Other                  367,011             411,229          44,218
          ----------------------------------------------------------------------
          Overseas total          3,026,691           3,080,128          53,437
          ----------------------------------------------------------------------
          Total                   7,711,647           8,180,951         469,304
--------------------------------------------------------------------------------
Houses (Japan)                        5,269               5,621             352
--------------------------------------------------------------------------------

Note: The total production of vehicles (new) includes 763,573 units in FY2006 and 855,579 units in FY2007 of Daihatsu brand vehicles (including OEM production), and 100,018 units in FY2006 and 99,511 units in FY2007 of Hino brand vehicles.

2.   Sales (by destination)

                                                                         (Units)
--------------------------------------------------------------------------------
                                  FY2006             FY2007
                               (April 2005        (April 2006
                                 through             through         Increase
                                March 2006)        March 2007)      (Decrease)
--------------------------------------------------------------------------------
          Japan                   2,364,484          2,273,152         (91,332)
          ----------------------------------------------------------------------
             North America        2,556,050          2,942,661         386,611
          ----------------------------------------------------------------------
             Europe               1,022,781          1,223,628         200,847
Vehicles  ----------------------------------------------------------------------
  (new)      Asia                   880,661            789,637         (91,024)
          ----------------------------------------------------------------------
             Other                1,150,587          1,295,581         144,994
          ----------------------------------------------------------------------
          Overseas total          5,610,079          6,251,507         641,428
          ----------------------------------------------------------------------
          Total                   7,974,563          8,524,659         550,096
--------------------------------------------------------------------------------
Houses (Japan)                        5,525              5,807             282
--------------------------------------------------------------------------------

Note: The total sales of vehicles (new) include 711,757 units in FY2006 and 771,296 units in FY2007 of Daihatsu brand vehicles, and 102,474 units in FY2006 and 101,880 units in FY2007 of Hino brand vehicles.

                                 Consolidated 9

                     BREAKDOWN OF CONSOLIDATED NET REVENUES

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)



                                          (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------
                                                    FY2006         FY2007
                                                 (April 2005    (April 2006      Increase
                                                  through         through       (Decrease)
                                                 March 2006)    March 2007)
------------------------------------------------------------------------------------------
  Vehicles                                       16,584,317     18,751,807      2,167,490
  ----------------------------------------------------------------------------------------
  Parts & components for overseas production        298,492        334,619         36,127
  ----------------------------------------------------------------------------------------
  Parts                                           1,311,617      1,551,969        240,352
  ----------------------------------------------------------------------------------------
  Other                                           1,131,190      1,275,773        144,583
  ----------------------------------------------------------------------------------------
Total Automotive                                 19,325,616     21,914,168      2,588,552
------------------------------------------------------------------------------------------
Financial services                                  977,416      1,277,994        300,578
------------------------------------------------------------------------------------------
Housing                                             138,103        155,843         17,740
------------------------------------------------------------------------------------------
Telecommunications                                   51,485         59,611          8,126
------------------------------------------------------------------------------------------
Other                                               544,289        540,475         (3,814)
------------------------------------------------------------------------------------------
Total                                            21,036,909     23,948,091      2,911,182
------------------------------------------------------------------------------------------

Note: The amounts represent net revenues from external customers.

                                Consolidated 10

                        CONSOLIDATED STATEMENTS OF INCOME

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                   (Amounts are rounded to the nearest million yen)
-------------------------------------------------------------------------------------------------------------------
                                                                            FY2006         FY2007
                                                                          (April 2005    (April 2006
                                                                            through        through        Increase
                                                                          March 2006)    March 2007)     (Decrease)
-------------------------------------------------------------------------------------------------------------------
Net revenues :                                                            21,036,909     23,948,091      2,911,182
   Sales of products                                                      20,059,493     22,670,097      2,610,604
   Financing operations                                                      977,416      1,277,994        300,578
Costs and expenses :                                                      19,158,567     21,709,408      2,550,841
   Cost of products sold                                                  16,335,312     18,356,255      2,020,943
   Cost of financing operations                                              609,632        872,138        262,506
   Selling, general and administrative                                     2,213,623      2,481,015        267,392
Operating income                                                           1,878,342      2,238,683        360,341
Other income (expense) :                                                     209,018        143,833        (65,185)
   Interest and dividend income                                               93,970        131,939         37,969
   Interest expense                                                          (21,601)       (49,326)       (27,725)
   Foreign exchange gain, net                                                 10,789         33,005         22,216
   Other, income net                                                         125,860         28,215        (97,645)
Income before income taxes, minority interest and equity in earnings
   of affiliated companies                                                 2,087,360      2,382,516        295,156
Provision for income taxes                                                   795,153        898,312        103,159
Income before minority interest and equity in earnings of affiliated
   companies                                                               1,292,207      1,484,204        191,997
Minority interest in consolidated subsidiaries                               (84,393)       (49,687)        34,706
Equity in earnings of affiliated companies                                   164,366        209,515         45,149
Net income                                                                 1,372,180      1,644,032        271,852
-------------------------------------------------------------------------------------------------------------------

                                                                                                              (Yen)
-------------------------------------------------------------------------------------------------------------------
Net income per share - Basic                                                  421.76         512.09          90.33

Net income per share - Diluted                                                421.62         511.80          90.18
-------------------------------------------------------------------------------------------------------------------

                                Consolidated 11

                           CONSOLIDATED BALANCE SHEETS

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                                 (Amounts are rounded to the nearest million yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                                     FY2006                    FY2007                   Increase
                                                             (As of March 31, 2006)    (As of March 31, 2007)          (Decrease)
---------------------------------------------------------------------------------------------------------------------------------
               Assets
Current assets :                                                   10,735,222                11,784,123                1,048,901
   Cash and cash equivalents                                        1,569,387                 1,900,379                  330,992
   Time deposits                                                       50,349                    26,709                  (23,640)
   Marketable securities                                              634,879                   435,463                 (199,416)
   Trade accounts and notes receivable,
      less allowance for doubtful accounts                          1,980,680                 2,023,818                   43,138
   Finance receivables, net                                         3,497,319                 4,036,363                  539,044
   Other receivables                                                  416,336                   486,170                   69,834
   Inventories                                                      1,620,975                 1,803,956                  182,981
   Deferred income taxes                                              520,494                   551,503                   31,009
   Prepaid expenses and other current assets                          444,803                   519,762                   74,959
Noncurrent finance receivables, net                                 4,830,216                 5,694,733                  864,517
Investments and other assets:                                       6,099,529                 7,035,404                  935,875
   Marketable securities and other securities
     investments                                                    3,402,523                 3,829,852                  427,329
   Affiliated companies                                             1,828,369                 2,058,177                  229,808
   Employees receivables                                               75,094                    96,742                   21,648
   Other                                                              793,543                 1,050,633                  257,090
Property, plant and equipment :                                     7,066,628                 8,060,519                  993,891
   Land                                                             1,215,897                 1,233,137                   17,240
   Buildings                                                        3,156,613                 3,444,764                  288,151
   Machinery and equipment                                          8,482,832                 9,184,751                  701,919
   Vehicles and equipment on operating leases                       2,605,426                 3,309,337                  703,911
   Construction in progress                                           397,076                   349,465                  (47,611)
   Less - Accumulated depreciation                                 (8,791,216)               (9,460,935)                (669,719)
---------------------------------------------------------------------------------------------------------------------------------
               Total assets                                        28,731,595                32,574,779                3,843,184
---------------------------------------------------------------------------------------------------------------------------------

                                Consolidated 12

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                                 (Amounts are rounded to the nearest million yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                                     FY2006                    FY2007                 Increase
                                                             (As of March 31, 2006)    (As of March 31, 2007)        (Decrease)
---------------------------------------------------------------------------------------------------------------------------------
               Liabilities
Current liabilities :                                              10,028,735               11,767,170               1,738,435
   Short-term borrowings                                            3,033,019                3,497,391                 464,372
   Current portion of long-term debt                                1,723,888                2,368,116                 644,228
   Accounts payable                                                 2,086,587                2,211,586                 124,999
   Other payables                                                     730,184                  807,481                  77,297
   Accrued expenses                                                 1,464,263                1,668,337                 204,074
   Income taxes payable                                               347,488                  421,196                  73,708
   Other current liabilities                                          643,306                  793,063                 149,757
Long-term liabilities :                                             7,552,831                8,343,273                 790,442
   Long-term debt                                                   5,640,490                6,263,585                 623,095
   Accrued pension and severance costs                                679,918                  640,586                 (39,332)
   Deferred income taxes                                            1,092,995                1,312,400                 219,405
   Other long-term liabilities                                        139,428                  126,702                 (12,726)
               Total liabilities                                   17,581,566               20,110,443               2,528,877

Minority interest in consolidated subsidiaries                        589,580                  628,244                  38,664

               Shareholders' equity
   Common stock                                                       397,050                  397,050                       -
   Additional paid-in capital                                         495,250                  497,593                   2,343
   Retained earnings                                               10,459,788               11,764,713               1,304,925
   Accumulated other comprehensive income                             437,316                  701,390                 264,074
   Treasury stock, at cost                                         (1,228,955)              (1,524,654)               (295,699)
                       Total shareholders' equity                  10,560,449               11,836,092               1,275,643
---------------------------------------------------------------------------------------------------------------------------------
               Total liabilities and shareholders' equity          28,731,595               32,574,779               3,843,184
---------------------------------------------------------------------------------------------------------------------------------

                                Consolidated 13

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


(1)  FY2006 (April 2005 through March 2006)

                                                                                    (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        Accumulated
                                                                                           other
                                                              Additional               comprehensive    Treasury       Total
                                                   Common      paid-in      Retained     income          stock,      shareholders'
                                                    stock      capital      earnings      (loss)         at cost        equity
------------------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 2005                        397,050       495,707      9,332,176     (80,660)     (1,099,323)     9,044,950
                                                ---------------------------------------------------------------------------------
Issuance during the year                                           (457)                                                     (457)
Comprehensive income:
   Net income                                                                1,372,180                                  1,372,180
   Other comprehensive income
     Foreign currency translation adjustments                                              268,410                        268,410
     Unrealized gains on securities, net of
       reclassification adjustments                                                        244,629                        244,629
     Minimum pension liability adjustments                                                   4,937                          4,937
   Total comprehensive income                                                                                           1,890,156
Dividends paid                                                                (244,568)                                  (244,568)
Purchase and reissuance of common stock                                                                   (129,632)      (129,632)
                                                ---------------------------------------------------------------------------------
Balances at March 31, 2006                        397,050       495,250     10,459,788     437,316      (1,228,955)    10,560,449
----------------------------------------------------------------------------------------------------------------------------------

(2)  FY2007 (April 2006 through March 2007)

                                                                                    (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        Accumulated
                                                                                           other
                                                             Additional                 comprehensive    Treasury        Total
                                                Common        paid-in        Retained      income         stock,     shareholders'
                                                 stock        capital        earnings      (loss)         at cost       equity
-----------------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 2006                       397,050      495,250       10,459,788      437,316       (1,228,955)   10,560,449
                                                 ---------------------------------------------------------------------------------
Issuance during the year                                        2,343                                                        2,343
Comprehensive income :
   Net income                                                                1,644,032                                    1,644,032
   Other comprehensive income
     Foreign currency translation adjustments                                               130,746                         130,746
     Unrealized gains on securities, net of
       reclassification adjustments                                                          38,800                          38,800
     Minimum pension liability adjustments                                                    3,499                           3,499
   Total comprehensive income                                                                                             1,817,077
Adjustment to initially apply
   FAS No.158                                                                                91,029                          91,029
Dividends paid                                                                (339,107)                                    (339,107)
Purchase and reissuance of common stock                                                                     (295,699)      (295,699)
                                                 ----------------------------------------------------------------------------------
Balances at March 31, 2007                       397,050      497,593       11,764,713      701,390       (1,524,654)    11,836,092
-----------------------------------------------------------------------------------------------------------------------------------

                                Consolidated 14

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                           (Amounts are rounded to the nearest million yen)
-----------------------------------------------------------------------------------------------------------
                                                                                  FY2006          FY2007
                                                                                (April 2005     (April 2006
                                                                                  through         through
                                                                                 March 2006)    March 2007)
-----------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                     1,372,180       1,644,032
   Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation                                                                1,211,178       1,382,594
      Provision for doubtful accounts and credit losses                              62,646          71,862
      Pension and severance costs, less payments                                     23,860         (32,054)
      Loss on disposal of fixed assets                                               54,981          50,472
      Unrealized losses on available-for-sale securities, net                         4,163           4,614
      Deferred income taxes                                                          33,262         132,308
      Minority interest in consolidated subsidiaries                                 84,393          49,687
      Equity in earnings of affiliated companies                                   (164,366)       (209,515)
      Changes in operating assets and liabilities and other                        (166,817)        144,173
-----------------------------------------------------------------------------------------------------------
                        Net cash provided by operating activities                 2,515,480       3,238,173
-----------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
      Additions to finance receivables                                           (6,476,979)     (7,343,474)
      Collection of and proceeds from sales of finance receivables                5,718,130       6,236,582
      Additions to fixed assets excluding equipment leased to others             (1,523,459)     (1,425,814)
      Additions to equipment leased to others                                    (1,247,781)     (1,410,003)
      Proceeds from sales of fixed assets excluding equipment
       leased to others                                                              89,578          64,421
      Proceeds from sales of equipment leased to others                             410,683         359,923
      Purchases of marketable securities and security investments                  (957,296)     (1,068,205)
      Proceeds from sales of and maturity of marketable securities
       and security investments                                                     691,032         825,171
      Payment for additional investments in affiliated companies,
       net of cash acquired                                                          (1,802)         (1,651)
      Changes in investments and other assets and other                             (77,606)        (51,328)
-----------------------------------------------------------------------------------------------------------
                        Net cash used in investing activities                    (3,375,500)     (3,814,378)
-----------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
      Purchase of common stock                                                     (129,629)       (295,699)
      Proceeds from issuance of long-term debt                                    1,928,788       2,890,000
      Payments of long-term debt                                                 (1,187,506)     (1,726,823)
      Increase in short-term borrowings                                             509,826         353,397
      Dividends paid                                                               (244,568)       (339,107)
-----------------------------------------------------------------------------------------------------------
                        Net cash provided by financing activities                   876,911         881,768
-----------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                         68,743          25,429
-----------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                            85,634         330,992
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                    1,483,753       1,569,387
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                          1,569,387       1,900,379
-----------------------------------------------------------------------------------------------------------

Note: In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

                                Consolidated 15

                              SEGMENT INFORMATION

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


1.   Segment Operating Results and Assets

     (1)  FY2006 (April 2005 through March 2006)

                                                                                    (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Intersegment
                                                                                                        Elimination
                                                                                                           and/or
                                                                      Financial                         Unallocated
                                                     Automotive        Services          All Other         Amount       Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Net revenues :
(1) Sales to external customers                      19,325,616          977,416          733,877                -        21,036,909
(2) Intersegment sales and transfers                     12,528           19,493          456,414         (488,435)                -
              Total                                  19,338,144          996,909        1,190,291         (488,435)       21,036,909
------------------------------------------------------------------------------------------------------------------------------------
Operating expenses                                   17,644,099          841,092        1,150,543         (477,167)       19,158,567
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                      1,694,045          155,817           39,748          (11,268)        1,878,342
====================================================================================================================================
Assets                                               12,354,827       11,613,508        1,191,261        3,571,999        28,731,595
------------------------------------------------------------------------------------------------------------------------------------
Investment in equity method investees                 1,459,556          287,326                -           73,835         1,820,717
------------------------------------------------------------------------------------------------------------------------------------
Depreciation expenses                                   880,360          301,734           29,084               -          1,211,178
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditure                                   1,615,814        1,110,191           45,282              (47)        2,771,240
------------------------------------------------------------------------------------------------------------------------------------


     (2)  FY2007 (April 2006 through March 2007)

                                                                                    (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Intersegment
                                                                                                       Elimination
                                                                                                         and/or
                                                                      Financial                        Unallocated
                                                     Automotive       Services          All Other         Amount       Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Net revenues :
(1) Sales to external customers                      21,914,168          1,277,994        755,929                -        23,948,091
(2) Intersegment sales and transfers                     13,838             22,554        567,802         (604,194)                -
              Total                                  21,928,006          1,300,548      1,323,731         (604,194)       23,948,091
------------------------------------------------------------------------------------------------------------------------------------
Operating expenses                                   19,889,178          1,142,053      1,284,052         (605,875)       21,709,408
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                      2,038,828            158,495         39,679            1,681         2,238,683
====================================================================================================================================
Assets                                               13,297,362         13,735,434      1,459,965        4,082,018        32,574,779
------------------------------------------------------------------------------------------------------------------------------------
Investment in equity method investees                 1,664,938            303,271              -           59,072         2,027,281
------------------------------------------------------------------------------------------------------------------------------------
Depreciation expenses                                   950,762            402,876         28,956                -         1,382,594
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditure                                   1,570,875          1,268,186         47,948          (51,192)        2,835,817
------------------------------------------------------------------------------------------------------------------------------------

Note: Unallocated corporate assets included under "Intersegment Elimination and/or Unallocated Amount" for FY2006 and FY2007 are 4,231,148 million yen and 4,758,410 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.

                                Consolidated 16

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


2. Consolidated Financial Statements as Classified into Non-Financial Services Business and Financial Services Business

     (1) Consolidated Statements of Income as Classified into Non-Financial Services Business and Financial Services Business


                                                                     (Amounts are rounded to the nearest million yen)
----------------------------------------------------------------------------------------------------------------------
                                                                          FY2006           FY2007
                                                                       (April 2005       (April 2006
                                                                         through           through           Increase
                                                                       March 2006)        March 2007)       (Decrease)
----------------------------------------------------------------------------------------------------------------------
                     (Non-financial services)
Net revenues                                                           20,068,284        22,679,078         2,610,794
Costs and expenses :                                                   18,328,868        20,592,375         2,263,507
   Cost of revenues                                                    16,335,340        18,361,641         2,026,301
   Selling, general and administrative                                  1,993,528         2,230,734           237,206
Operating income                                                        1,739,416         2,086,703           347,287
Other income, net                                                         201,978           145,570           (56,408)
Income before income taxes,
  minority interest and equity in earnings
  of affiliated companies                                               1,941,394         2,232,273           290,879
Provision for income taxes                                                736,909           844,797           107,888
Income before minority interest and equity in earnings of               1,204,485         1,387,476           182,991
  affiliated companies
Minority interest in consolidated subsidiaries                            (82,401)          (49,513)           32,888
Equity in earnings of affiliated companies                                142,139           193,130            50,991
Net income                                                              1,264,223         1,531,093           266,870
----------------------------------------------------------------------------------------------------------------------
                       (Financial services)
Net revenues                                                              996,909         1,300,548           303,639
Costs and expenses :                                                      841,092         1,142,053           300,961
   Cost of revenues                                                       613,563           879,203           265,640
   Selling, general and administrative                                    227,529           262,850            35,321
Operating income                                                          155,817           158,495             2,678
Other expenses, net                                                        (9,859)           (8,171)            1,688
Income before income taxes,
  minority interest and equity in earnings                                145,958           150,324             4,366
  of affiliated companies
Provision for income taxes                                                 58,241            53,548            (4,693)
Income before minority interest and equity in earnings of                  87,717            96,776             9,059
  affiliated companies
Minority interest in consolidated subsidiaries                             (1,992)             (174)            1,818
Equity in earnings of affiliated companies                                 22,227            16,385            (5,842)
Net income                                                                107,952           112,987             5,035
----------------------------------------------------------------------------------------------------------------------
                          (Elimination)
Elimination of net income                                                       5               (48)              (53)
----------------------------------------------------------------------------------------------------------------------
                          (Consolidated)
Net income                                                              1,372,180         1,644,032           271,852
----------------------------------------------------------------------------------------------------------------------

                                Consolidated 17

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


     (2) Consolidated Balance Sheets as Classified into Non-Financial Services Business and Financial Services Business

                                                                         (Amounts are rounded to the nearest million yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                    FY2006               FY2007
                                                                (As of March 31,     (As of March 31,           Increase
                                                                     2006)                2007)                (Decrease)
-------------------------------------------------------------------------------------------------------------------------
                        Assets
               (Non-financial services)
Current assets :                                                   7,154,653             7,614,395               459,742
    Cash and cash equivalents                                      1,418,022             1,714,722               296,700
    Marketable securities                                            633,036               433,434              (199,602)
    Trade accounts and notes receivable,
       less allowance for doubtful accounts                        2,002,577             2,044,729                42,152
    Inventories                                                    1,620,975             1,803,956               182,981
    Prepaid expenses and other current assets                      1,480,043             1,617,554               137,511

Investments and other assets                                       5,702,376             6,464,204               761,828
Property, plant and equipment                                      5,207,760             5,689,383               481,623
-------------------------------------------------------------------------------------------------------------------------
                        Total                                     18,064,789            19,767,982             1,703,193
-------------------------------------------------------------------------------------------------------------------------
                       (Financial services)
Current assets :                                                   4,361,374             4,966,089               604,715
    Cash and cash equivalents                                        151,365               185,657                34,292
    Marketable securities                                              1,843                 2,029                   186
    Finance receivables, net                                       3,497,319             4,036,363               539,044
    Prepaid expenses and other current assets                        710,847               742,040                31,193

Noncurrent finance receivables, net                                4,830,216             5,694,733               864,517
Investments and other assets                                         563,050               703,476               140,426
Property, plant and equipment                                      1,858,868             2,371,136               512,268
-------------------------------------------------------------------------------------------------------------------------
                        Total                                     11,613,508            13,735,434             2,121,926
-------------------------------------------------------------------------------------------------------------------------
                   (Elimination)
               Elimination of assets                                (946,702)             (928,637)               18,065
-------------------------------------------------------------------------------------------------------------------------
                  (Consolidated)
                   Total assets                                   28,731,595            32,574,779             3,843,184
-------------------------------------------------------------------------------------------------------------------------

Note: Assets in the non-financial services include unallocated corporate assets.

                                Consolidated 18

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                    (Amounts are rounded to the nearest million yen)
--------------------------------------------------------------------------------------------------------------------
                                                                  FY2006              FY2007
                                                              (As of March 31,    (As of March 31,         Increase
                                                                   2006)               2007)              (Decrease)
--------------------------------------------------------------------------------------------------------------------
                     Liabilities
               (Non-financial services)
Current liabilities:                                              5,774,891           6,390,381             615,490
    Short-term borrowings                                           797,969             726,822             (71,147)
    Current portion of long-term debt                                68,299             249,750             181,451
    Accounts payable                                              2,084,399           2,212,598             128,199
    Accrued expenses                                              1,357,335           1,537,918             180,583
    Income taxes payable                                            328,360             404,388              76,028
    Other current liabilities                                     1,138,529           1,258,905             120,376

Long-term liabilities:                                            2,230,611           2,150,596             (80,015)
    Long-term debt                                                  730,072             537,887            (192,185)
    Accrued pension and severance costs                             676,999             636,221             (40,778)
    Other long-term liabilities                                     823,540             976,488             152,948
                               Total                              8,005,502           8,540,977             535,475
--------------------------------------------------------------------------------------------------------------------
                    (Financial services)
Current liabilities:                                              5,040,058           6,179,737           1,139,679
    Short-term borrowings                                         2,932,799           3,404,713             471,914
    Current portion of long-term debt                             1,662,589           2,189,367             526,778
    Accounts payable                                                  9,273              16,286               7,013
    Accrued expenses                                                111,133             135,106              23,973
    Income taxes payable                                             19,128              16,808              (2,320)
    Other current liabilities                                       305,136             417,457             112,321

Long-term liabilities:                                            5,483,284           6,318,861             835,577
    Long-term debt                                                5,071,482           5,851,882             780,400
    Accrued pension and severance costs                               2,919               4,365               1,446
    Other long-term liabilities                                     408,883             462,614              53,731
                               Total                             10,523,342          12,498,598           1,975,256
--------------------------------------------------------------------------------------------------------------------
                     (Elimination)
               Elimination of liabilities                          (947,278)           (929,132)             18,146
                    (Consolidated)
                   Total liabilities                             17,581,566          20,110,443           2,528,877
--------------------------------------------------------------------------------------------------------------------
                    (Consolidated)
          Minority interest in consolidated                         589,580             628,244              38,664
                     subsidiaries
--------------------------------------------------------------------------------------------------------------------
                   Shareholders' equity
                    (Consolidated)
Common stock                                                        397,050             397,050                   -
Additional paid-in capital                                          495,250             497,593               2,343
Retained earnings                                                10,459,788          11,764,713           1,304,925
Accumulated other comprehensive income                              437,316             701,390             264,074
Treasury stock, at cost                                          (1,228,955)         (1,524,654)           (295,699)
                    Total shareholders' equity                   10,560,449          11,836,092           1,275,643
--------------------------------------------------------------------------------------------------------------------
                   (Consolidated)
      Total liabilities and shareholders' equity                 28,731,595          32,574,779           3,843,184
--------------------------------------------------------------------------------------------------------------------

                                Consolidated 19

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


     (3) Consolidated Statements of Cash Flows as Classified into Non-Financial Services Business and Financial Services Business

                                                                       (Amounts are rounded to the nearest million yen)
-----------------------------------------------------------------------------------------------------------------------
                                                                                               FY2006         FY2007
                                                                                            (April 2005     (April 2006
                                                                                              through         through
                                                                                             March 2006)    March 2007)
----------------------------------------------------------------------------------------------------------------------
                        (Non-financial services)

  Cash flows from operating activities:
   Net income                                                                                  1,264,223     1,531,093
   Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation                                                                               909,444       979,718
      Provision for doubtful accounts and credit losses                                           10,361          (841)
      Pension and severance costs, less payments                                                  22,664       (33,319)
      Loss on disposal of fixed assets                                                            54,614        49,193
      Unrealized losses on available-for-sale securities, net                                      4,163         4,614
      Deferred income taxes                                                                       31,370        42,698
      Minority interest in consolidated subsidiaries                                              82,401        49,513
      Equity in earnings of affiliated companies                                                (142,139)     (193,130)
      Changes in operating assets and liabilities and other                                     (214,507)      182,548
----------------------------------------------------------------------------------------------------------------------
                        Net cash provided by operating activities                              2,022,594     2,612,087
----------------------------------------------------------------------------------------------------------------------
  Cash flows from investing activities:
      Additions to fixed assets excluding equipment leased to others                          (1,516,658)   (1,414,468)
      Additions to equipment leased to others                                                   (144,391)     (153,163)
      Proceeds from sales of fixed assets excluding equipment leased to others                    81,950        56,040
      Proceeds from sales of equipment leased to others                                          112,692       107,270
      Purchases of marketable securities and security investments                               (764,016)     (889,008)
      Proceeds from sales of and maturity of marketable securities and
        security investments                                                                     561,948       708,130
      Payment for additional investments in affiliated companies, net of
       cash acquired                                                                              (1,802)       (1,651)
      Changes in investments and other assets and other                                           (3,292)      (21,751)
----------------------------------------------------------------------------------------------------------------------
                        Net cash used in investing activities                                 (1,673,569)   (1,608,601)
----------------------------------------------------------------------------------------------------------------------
  Cash flows from financing activities :
      Purchase of common stock                                                                  (129,629)     (295,699)
      Proceeds from issuance of long-term debt                                                    33,904        31,509
      Payments of long-term debt                                                                 (59,778)      (41,833)
      Increase (Decrease) in short-term borrowings                                                86,731       (83,651)
      Dividends paid                                                                            (244,568)     (339,107)
----------------------------------------------------------------------------------------------------------------------
                        Net cash used in financing activities                                   (313,340)     (728,781)
----------------------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash and cash equivalents                                    58,211        21,995
----------------------------------------------------------------------------------------------------------------------
  Net increase in cash and cash equivalents                                                       93,896       296,700
----------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at beginning of year                                               1,324,126     1,418,022
----------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year                                                     1,418,022     1,714,722
----------------------------------------------------------------------------------------------------------------------

                                 Consolidated 20

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                           (Amounts are rounded to the nearest million yen)
---------------------------------------------------------------------------------------------------------------------------
                                                                                                   FY2006         FY2007
                                                                                                (April 2005     (April 2006
                                                                                                  through         through
                                                                                                 March 2006)    March 2007)
---------------------------------------------------------------------------------------------------------------------------
                        (Financial services)

  Cash flows from operating activities:
   Net income                                                                                       107,952        112,987
   Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation                                                                                  301,734        402,876
      Provision for doubtful accounts and credit losses                                              52,285         72,703
      Pension and severance costs, less payments                                                      1,196          1,265
      Loss on disposal of fixed assets                                                                  367          1,279
      Deferred income taxes                                                                           1,889         89,643
      Minority interest in consolidated subsidiaries                                                  1,992            174
      Equity in earnings of affiliated companies                                                    (22,227)       (16,385)
      Changes in operating assets and liabilities and other                                         138,766        125,700
---------------------------------------------------------------------------------------------------------------------------
                        Net cash provided by operating activities                                   583,954        790,242
---------------------------------------------------------------------------------------------------------------------------
  Cash flows from investing activities:
      Additions to finance receivables                                                          (11,407,390)   (14,046,532)
      Collection of and proceeds from sales of finance receivables                               10,545,425     12,776,507
      Additions to fixed assets excluding equipment leased to others                                 (6,801)       (11,346)
      Additions to equipment leased to others                                                    (1,103,390)    (1,256,840)
      Proceeds from sales of fixed assets excluding equipment leased to others                        7,628          8,381
      Proceeds from sales of equipment leased to others                                             297,991        252,653
      Purchases of marketable securities and security investments                                  (193,280)      (179,197)
      Proceeds from sales of and maturity of marketable securities and security investments         129,084        117,041
      Changes in investments and other assets and other                                             (83,104)        15,250
---------------------------------------------------------------------------------------------------------------------------
                        Net cash used in investing activities                                    (1,813,837)    (2,324,083)
---------------------------------------------------------------------------------------------------------------------------
  Cash flows from financing activities:
      Proceeds from issuance of long-term debt                                                    1,930,823      2,897,028
      Payments of long-term debt                                                                 (1,233,336)    (1,694,407)
      Increase in short-term borrowings                                                             513,602        362,078
---------------------------------------------------------------------------------------------------------------------------
                        Net cash provided by financing activities                                 1,211,089      1,564,699
---------------------------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash and cash equivalents                                       10,532          3,434
---------------------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash equivalents                                               (8,262)        34,292
---------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at beginning of year                                                    159,627        151,365
---------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year                                                          151,365        185,657
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                        (Consolidated)
  Effect of exchange rate changes on cash and cash equivalents                                       68,743         25,429
---------------------------------------------------------------------------------------------------------------------------
  Net increase in cash and cash equivalents                                                          85,634        330,992
---------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at beginning of year                                                  1,483,753      1,569,387
---------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year                                                        1,569,387      1,900,379
---------------------------------------------------------------------------------------------------------------------------

Note: In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

                                Consolidated 21

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


3.   Geographic Information

(1)  FY2006 (April 2005 through March 2006)

                                                                                    (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            Intersegment
                                                                                                            Elimination
                                                                                                              and/or
                                                           North                                            Unallocated
                                             Japan        America      Europe        Asia        Other        Amount    Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Net revenues :
(1) Sales to external customers             7,735,109    7,455,818    2,574,014    1,836,855    1,435,113            -    21,036,909
(2) Intersegment sales and transfers        5,376,348      232,124      153,395      205,951      166,623   (6,134,441)            -
           Total                           13,111,457    7,687,942    2,727,409    2,042,806    1,601,736   (6,134,441)   21,036,909
------------------------------------------------------------------------------------------------------------------------------------
Operating expenses                         12,035,567    7,192,304    2,633,462    1,897,260    1,534,546   (6,134,572)   19,158,567
------------------------------------------------------------------------------------------------------------------------------------
Operating income                            1,075,890      495,638       93,947      145,546       67,190          131     1,878,342
====================================================================================================================================
Assets                                     12,177,125    9,199,818    2,471,258    1,255,350    1,299,072    2,328,972    28,731,595
------------------------------------------------------------------------------------------------------------------------------------


(2)  FY2007 (April 2006 through March 2007)

                                                                                    (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            Intersegment
                                                                                                            Elimination
                                                                                                              and/or
                                                           North                                            Unallocated
                                             Japan        America      Europe        Asia        Other        Amount    Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Net revenues :
(1) Sales to external customers             8,152,884    8,771,495    3,346,013    1,969,957    1,707,742            -    23,948,091
(2) Intersegment sales and transfers        6,662,398      258,278      196,180      255,571      215,000   (7,587,427)            -
           Total                           14,815,282    9,029,773    3,542,193    2,225,528    1,922,742   (7,587,427)   23,948,091
------------------------------------------------------------------------------------------------------------------------------------
Operating expenses                         13,358,036    8,580,140    3,404,810    2,107,933    1,839,245   (7,580,756)   21,709,408
------------------------------------------------------------------------------------------------------------------------------------
Operating income                            1,457,246      449,633      137,383      117,595       83,497       (6,671)    2,238,683
====================================================================================================================================
Assets                                     12,992,379   10,890,157    2,917,183    1,563,742    1,575,255    2,636,063    32,574,779
------------------------------------------------------------------------------------------------------------------------------------

    Note: Unallocated corporate assets included under "Intersegment Elimination and/or Unallocated Amount" for FY2006 and FY2007 are 4,231,148 million yen and 4,758,410 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.

                                Consolidated 22

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


4.   Overseas Sales

(1)  FY2006 (April 2005 through March 2006)

                                                                                    (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                              North America          Europe             Asia               Other            Total
------------------------------------------------------------------------------------------------------------------------------------
Overseas sales                                  7,687,738          2,607,819          2,005,777          2,721,981        15,023,315
------------------------------------------------------------------------------------------------------------------------------------
Consolidated sales                                      -                  -                  -                  -        21,036,909
------------------------------------------------------------------------------------------------------------------------------------
Ratio of overseas sales                                 %                  %                  %                  %               %
  to consolidated sales                              36.6               12.4                9.5               12.9            71.4
------------------------------------------------------------------------------------------------------------------------------------


(2)  FY2007 (April 2006 through March 2007)


                                                                                    (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                              North America          Europe             Asia               Other            Total
------------------------------------------------------------------------------------------------------------------------------------
Overseas sales                                  9,039,560          3,345,001          2,248,031          3,168,580        17,801,172
------------------------------------------------------------------------------------------------------------------------------------
Consolidated sales                                      -                  -                  -                  -        23,948,091
------------------------------------------------------------------------------------------------------------------------------------
Ratio of overseas sales to                              %                  %                  %                  %               %
  consolidated sales                                 37.7               14.0                9.4               13.2            74.3
------------------------------------------------------------------------------------------------------------------------------------

                                Consolidated 23

                       UNCONSOLIDATED STATEMENTS OF INCOME

         (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


                                                                        (Million yen; amounts less than one million yen are omitted)
------------------------------------------------------------------------------------------------------------------------------------
                                                                             FY2006                 FY2007
                                                                           (April 2005            (April 2006
                                                                             through                through               Increase
                                                                           March 2006)             March 2007)           (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                   10,191,838             11,571,834             1,379,996
Cost of sales                                                                8,248,627              9,233,135               984,508
      Gross profit                                                           1,943,211              2,338,698               395,487
Selling, general and administrative expenses                                 1,095,212              1,187,776                92,564
      Operating income                                                         847,998              1,150,921               302,923
Non-operating income                                                           342,165                473,937               131,772
      Interest income                                                           18,686                 34,045                15,359
      Dividend income                                                          228,670                311,830                83,160
      Others                                                                    94,808                128,061                33,253
Non-operating expenses                                                          85,382                 69,665               (15,717)
      Interest expenses                                                         10,715                 11,159                   444
      Others                                                                    74,666                 58,505               (16,161)
      Ordinary income                                                        1,104,781              1,555,193               450,412
      Income before income taxes                                             1,104,781              1,555,193               450,412
      Income taxes - current                                                   354,100                474,600               120,500
      Income taxes - deferred                                                  (15,279)                20,483                35,762
      Net income                                                               765,961              1,060,109               294,148
------------------------------------------------------------------------------------------------------------------------------------

                                Unconsolidated 1

                          UNCONSOLIDATED BALANCE SHEETS

         (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                        (Million yen; amounts less than one million yen are omitted)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                  FY2006              FY2007
                                                                              (As of March 31,    (As of March 31,         Increase
                                                                                   2006)               2007)              (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
                             Assets
Current assets                                                                  3,795,723            4,116,670              320,947
      Cash and deposits                                                           107,674              182,855               75,181
      Trade accounts receivable                                                 1,206,641            1,254,098               47,457
      Marketable securities                                                       922,033            1,011,348               89,315
      Finished goods                                                              147,413              126,793              (20,620)
      Raw materials                                                                27,336               46,001               18,665
      Work in process                                                             109,970               97,592              (12,378)
      Supplies                                                                      8,177                8,113                  (64)
      Short-term loans                                                            476,766              541,452               64,686
      Deferred tax assets                                                         259,372              292,732               33,360
      Others                                                                      536,835              568,682               31,847
      Less: allowance for doubtful accounts                                        (6,500)             (13,000)              (6,500)

Fixed assets                                                                    6,113,286            6,544,498              431,212
    Property, plant and equipment                                               1,279,608            1,358,160               78,552
      Buildings                                                                   377,018              414,044               37,026
      Structures                                                                   40,401               41,316                  915
      Machinery and equipment                                                     291,186              331,032               39,846
      Vehicle and delivery equipment                                               13,663               21,092                7,429
      Tools, furniture and fixtures                                                88,795               92,957                4,162
      Land                                                                        385,886              385,450                 (436)
      Construction in progress                                                     82,656               72,266              (10,390)

    Investments and other assets                                                4,833,678            5,186,338              352,660
      Investments in securities                                                 2,314,903            2,595,932              281,029
      Investments in subsidiaries and affiliates                                1,945,521            1,974,239               28,718
      Long-term loans                                                             476,422              473,766               (2,656)
      Others                                                                      127,430              164,099               36,669
      Less: allowance for doubtful accounts                                       (30,600)             (21,700)               8,900
------------------------------------------------------------------------------------------------------------------------------------
                          Total assets                                          9,909,010           10,661,169              752,159
------------------------------------------------------------------------------------------------------------------------------------

                                Unconsolidated 2

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                        (Million yen; amounts less than one million yen are omitted)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     FY2006             FY2007
                                                                                 (As of March 31,   (As of March 31,       Increase
                                                                                      2006)              2007)            (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
                 Liabilities
Current liabilities                                                                  2,379,900         2,730,572            350,672
      Trade notes payable                                                                1,117             1,227                110
      Trade accounts payable                                                         1,044,613         1,035,441             (9,172)
      Current portion of bonds                                                               -           150,000            150,000
      Other payables                                                                   393,585           467,229             73,644
      Income taxes payable                                                             218,256           283,960             65,704
      Accrued expenses                                                                 491,032           549,152             58,120
      Deposits received                                                                207,254           224,038             16,784
      Others                                                                            24,040            19,523             (4,517)

Long-term liabilities                                                                  842,213           779,993            (62,220)
      Bonds                                                                            500,000           350,000           (150,000)
      Allowance for retirement benefits                                                288,961           283,032             (5,929)
      Deferred tax liabilities                                                          24,798           103,593             78,795
      Others                                                                            28,454            43,367             14,913
                                  Total liabilities                                  3,222,114         3,510,565            288,451

                 Net assets
Shareholders' equity                                                                         -         6,593,724          6,593,724
  Common stock                                                                               -           397,049            397,049
  Capital surplus                                                                            -           417,378            417,378
    Capital reserve                                                                          -           416,970            416,970
    Other capital surplus                                                                    -               407                407
  Retained earnings                                                                          -         7,335,143          7,335,143
    Legal reserve                                                                            -            99,454             99,454
    Other retained earnings
     Reserve for losses on overseas investments                                              -               117                117
     Reserve for special depreciation                                                        -             3,228              3,228
     Reserve for reduction of acquisition cost of fixed assets                               -             7,554              7,554
     General reserve                                                                         -         5,740,926          5,740,926
     Retained earnings carried forward                                                       -         1,483,862          1,483,862
   Less: treasury stock                                                                      -        (1,555,847)        (1,555,847)
Valuation and translation adjustments                                                        -           555,708            555,708
  Net unrealized gains on other securities                                                   -           554,947            554,947
  Deferred hedge gains or losses                                                             -               760                760
Stock acquisition rights                                                                     -             1,171              1,171
                                  Total net assets                                           -         7,150,603          7,150,603
------------------------------------------------------------------------------------------------------------------------------------

                                Unconsolidated 3

         (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                        (Million yen; amounts less than one million yen are omitted)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     FY2006             FY2007
                                                                                 (As of March 31,   (As of March 31,       Increase
                                                                                      2006)              2007)            (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
                Shareholders' equity
Common stock                                                                           397,049                  -          (397,049)
Capital surplus                                                                        416,970                  -          (416,970)
      Capital reserve                                                                  416,970                  -          (416,970)
Retained earnings                                                                    6,614,868                  -        (6,614,868)
      Legal reserve                                                                     99,454                  -           (99,454)
      Reserve for losses on overseas investments                                           197                  -              (197)
      Reserve for special depreciation                                                   3,196                  -            (3,196)
      Reserve for reduction of acquisition cost of fixed assets                          6,586                  -            (6,586)
      General reserve                                                                5,340,926                  -        (5,340,926)
      Unappropriated retained earnings at end of year                                1,164,506                  -        (1,164,506)
Net unrealized gains on other securities                                               518,155                  -          (518,155)
Less: treasury stock                                                                (1,260,148)                 -         1,260,148
                      Total shareholders' equity                                     6,686,895                  -        (6,686,895)
------------------------------------------------------------------------------------------------------------------------------------
                      Total                                                          9,909,010         10,661,169           752,159
------------------------------------------------------------------------------------------------------------------------------------

                                Unconsolidated 4

                     UNCONSOLIDATED STATEMENT OF CHANGES IN  NET ASSETS

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)




 FY2007 (April 2006 through March 2007)                                 (Million yen; amounts less than one million yen are omitted)
             -----------------------------------------------------------------------------------------------------------------------
                                                                   Shareholders' equity
             ----------------------------------- -----------------------------------------------------------------------------------
                 Common       Capital surplus                           Retained earnings                          Treasury  Total
                 stock  ------------------------ -----------------------------------------------------------------  stock    share
                         Capital  Other   Total   Legal              Other retained earnings              Total             holders'
                         reserve capital capital reserve------------------------------------------------ retained            equity
                                 surplus surplus        Reserve   Reserve  Reserve    General Retained   earnings
                                                          for       for   reduction   reserve earnings
                                                        losses    special of acquisi          carried
                                                        on over-  depreci -tion cost          forward
                                                        seas in-  -ation   of fixed
                                                       vestments            assets
------------------------------------------------------------------------------------------------------------------------------------

Balance as of   397,049  416,970     -  416,970  99,454    197     3,196    6,586  5,340,926 1,164,506 6,614,868(1,260,148)6,168,740
March 31, 2006
------------------------------------------------------------------------------------------------------------------------------------
Changes
during the
fiscal year
------------------------------------------------------------------------------------------------------------------------------------
Reversal of                                                (79)                                     79
reserve for
losses on
overseas
investments
------------------------------------------------------------------------------------------------------------------------------------
Appropriation                                                        830                          (830)
to reserve
for special
depreciation
------------------------------------------------------------------------------------------------------------------------------------
Reversal of                                                         (798)                          798
reserve for
special
depreciation
------------------------------------------------------------------------------------------------------------------------------------
Appropriation                                                                 992                 (992)
to reserve
for
reduction of
acquisition
cost of fixed
assets
------------------------------------------------------------------------------------------------------------------------------------
Reversal of                                                                   (24)                  24
reserve for
reduction of
acquisition
cost of fixed
assets
------------------------------------------------------------------------------------------------------------------------------------
Appropriation                                                                         400,000 (400,000)
to general
reserve
------------------------------------------------------------------------------------------------------------------------------------
Dividends paid                                                                                (339,107) (339,107)          (339,107)
------------------------------------------------------------------------------------------------------------------------------------
Bonuses to                                                                                        (727)     (727)              (727)
directors and
corporate
auditors
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                   1,060,109 1,060,109          1,060,109
------------------------------------------------------------------------------------------------------------------------------------
Purchase of                                                                                                       (300,233)(300,233)
treasury stock
------------------------------------------------------------------------------------------------------------------------------------
Disposal of                         407    407                                                                       4,534    4,942
treasury stock
------------------------------------------------------------------------------------------------------------------------------------
Net changes
of items
other than
shareholders'
equity
------------------------------------------------------------------------------------------------------------------------------------
Total changes         -        -    407     407     -      (79)       31      967    400,000   319,355   720,275  (295,698)  424,984
during the
fiscal year
------------------------------------------------------------------------------------------------------------------------------------
Balance as of   397,049  416,970    407 417,378  99,454    117     3,228    7,554  5,740,926 1,483,862 7,335,143(1,555,847)6,593,724
March 31, 2007
------------------------------------------------------------------------------------------------------------------------------------




                        -------------------------------------------------------------------------
                                                Valuation and translation adjustments
                        ------------------------------------------------------------------------- ------------------------
                                          Net unrealized      Deferred hedge             Total       Stock         Total
                                          gains on other     gains or losses        valuation and acquisition       net
                                            securities                               translation     rights        assets
                                                                                     adjustments
------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2006                    518,155                  -              518,155          -     6,686,895
------------------------------------------------------------------------------------------------------------------------
Changes during the fiscal year
------------------------------------------------------------------------------------------------------------------------
Reversal of reserve for losses on
overseas investments
------------------------------------------------------------------------------------------------------------------------
Appropriation to reserve for special
depreciation
------------------------------------------------------------------------------------------------------------------------
Reversal of reserve for special
depreciation
------------------------------------------------------------------------------------------------------------------------
Appropriation to reserve for
reduction of acquisition cost of
fixed
assets
------------------------------------------------------------------------------------------------------------------------
Reversal of reserve for reduction of
acquisition cost of fixed assets
------------------------------------------------------------------------------------------------------------------------
Appropriation to general reserve
------------------------------------------------------------------------------------------------------------------------
Dividends paid                                                                                                  (339,107)
------------------------------------------------------------------------------------------------------------------------
Bonuses to directors and                                                                                            (727)
corporate auditors
------------------------------------------------------------------------------------------------------------------------
Net income                                                                                                     1,060,109
------------------------------------------------------------------------------------------------------------------------
Purchase of treasury stock                                                                                      (300,233)
------------------------------------------------------------------------------------------------------------------------
Disposal of treasury stock                                                                                         4,942
------------------------------------------------------------------------------------------------------------------------
Net changes of items other than
shareholders' equity                              36,792             760                 37,552      1,171        38,724
------------------------------------------------------------------------------------------------------------------------
Total changes during the fiscal year              36,792             760                 37,552      1,171       463,708
------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2007                     554,947             760                555,708      1,171     7,150,603
------------------------------------------------------------------------------------------------------------------------

                                Unconsolidated 5